UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62 Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

CLOSURE OF THE DEADLINE AND RESULT OF THE EXERCISE OF THE

RIGHT TO WITHDRAW

Telefônica Brasil S.A. ("Company"), further to the information disclosed in the Material Fact dated August 4, 2022 and the Notice to Shareholders issued on August 5, 2022, notifies its shareholders and the market in general of the expiration, on September 6, 2022, of the period for exercising the right to withdraw by shareholders holding ordinary shares issued by the Company and dissenting the decision taken by the Company's Extraordinary General Meeting, held on August 4, 2022 ("EGM"), which approved the ratification ("Ratification") of executing the Agreement for the Purchase and Sale of Shares and Other Covenants signed on January 28, 2021 between the party of the first part, Oi Móvel S.A. — undergoing judicial debt restructuring (incorporated by Oi S.A. — undergoing judicial debt restructuring) ("Oi Móvel") as the seller, and the party of the second part, the Company, Tim S.A. and Claro S.A., as the purchasers, co-signed by Telemar Norte Leste S.A. — undergoing judicial debt restructuring (incorporated by Oi S.A. — undergoing judicial debt restructuring) and Oi S.A. — undergoing judicial debt restructuring, as amended ("Agreement"), through which the Company acquired all the shares issued by the company named Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., to which only the assets of Oi Móvel's mobile telephone operations ("UPI Ativos Móveis") acquired by the Company, resulting from the division and separation of UPI Ativos Móveis agreed between the purchasers as per the Agreement ("Operation"), were contributed.

During the period for exercising the right to withdraw, 03 (three) shareholders opted to withdraw from the Company. Said shareholders held 340 (three hundred and forty) ordinary shares issued by the Company, corresponding to 0.00002% of the total ordinary shares.

The refund value per ordinary share to be paid by virtue of exercising the right to withdraw, calculated based on (i) the Company's net income as shown in the financial statements for the financial year ended December 31, 2021, duly approved by the Company's Ordinary General Meeting held on April 26, 2022 ("OGM"), and (ii) the number of ordinary shares, excluding treasury shares, existing on December 31, 2021, corresponding to R$41.70 (forty-one reais and seventy cents) per share. The value of the additional dividends declared by the Company at the OGM will be deducted from the refund value per share, since the value of the declared additional dividends comprised the profit account and, therefore, the equity value per share on December 31, 2021. Considering that on December 31, 2021 the Company's share capital was divided into 1,676,938,271 (one billion, six hundred and seventy-six million, nine hundred and thirty-eight thousand, two hundred and seventy-one) shares (excluding treasury shares), the refund value to be paid to dissenting shareholders, corresponding to the adjusted net value, is R$40.49 (forty reais and forty-nine cents) per ordinary share.

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62 Company Registry (NIRE) 35.3.001.5881-4

The refund amount will be paid to ordinary shareholders of the Company who exercised their right to withdraw on September 16, 2022 by means of credit in the respective custody account, and the 340 (three hundred and forty) shares repurchased by the Company will be held in treasury for subsequent cancellation or replacement in the market.

Considering the result established and since the Operation has already been completed, the Company will not exercise its power to reconsider the Operation, pursuant to Article 137, paragraph 3, of the Corporations Act.

For more information on the right to withdraw, please call the Company's Investor Relations Board on +55 (11) 3430 3687 or visit www.telefonica.com.br/ri.

São Paulo, September 9, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 9, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director